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STATE STREET CORPORATION

(Name of Registrant as Specified In Its Charter)

PATRICK A. JORSTAD

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EXPLANATORY NOTE: This press release replaces the press release of Monday, August 28, 2006, in its entirety. The list of Form N-PX's under the heading "The SEC's New Proxy Voting Disclosure Rule Is a Boon to Corporate Governance" has been updated, to reflect Form N-PX's filed through the close of business on August 31st, the filing deadline for entities required to file such forms. That section has also been updated to call special attention to the voting pattern of the Vanguard family of funds. For the 2006 Annual Meeting, the Vanguard family of funds withheld votes from the Director candidates who sit on State Street's Executive Compensation Committee (the "ECC"). The four members of the ECC are listed in State Street's most recent proxy filings. They are: Robert E. Weissman, Committee Chair (Mr. Weissman is also the Corporation's Lead non-management Director), Nader F. Darehshori, Linda A. Hill, and Richard P. Sergel.

Editorial Contact: FOR IMMEDIATE RELEASE	Patrick Jorstad 6300 Stevenson Avenue, #413 Alexandria, VA 22304 703-370-5837 [link to external URL redacted by author] editor@shareholdersonline.org

State Street Shareholder Calls for Special Meeting,
Thanks Fellow Owners for Support at 2006 Annual Meeting:
Singles Out Vanguard's Voting Vigilance for Special Praise

ALEXANDRIA, VIRGINIA, September 6, 2006 --- A shareholder of State Street Corporation (NYSE: STT) has submitted a written demand to the company to call a special meeting of stockholders, proposed to be held on October 13.

The written demand, submitted on August 9, sets forth three purposes for the Proposed Special Meeting:

1. To consider, discuss, and vote upon proposed amendments to the Corporation's Restated Articles of Organization, as amended;

2. To consider, discuss, and vote upon proposed amendments to the Corporation's By-laws, as amended; and

3. To consider, discuss, and vote upon proposals to remove one or more Directors.

The shareholder, Patrick Jorstad of Alexandria, Virginia, has sponsored or co-sponsored a number of proposals at the company's annual meetings since 2000.

For the 2006 Annual Meeting, held in April, Mr. Jorstad sponsored three proposals, which may be found at the following URL: [link to external website redacted by author]

Mr. Jorstad Ejected from 2006 Annual Meeting by the Chairman of State Street

During discussion of Mr. Jorstad's first proposal (seeking to redeem the company's poison pill, and to require shareholder approval for any such future measures), the Chairman and CEO of State Street, Mr. Ronald E. Logue, ejected Mr. Jorstad from the meeting. As a result, Mr. Jorstad was not present during discussion of his other two proposals (relating to mandatory director retirement and director conflicts of interest).

In addition to ejecting Mr. Jorstad from the meeting, State Street has also pressed criminal trespass charges against Mr. Jorstad's partner, Mr. David Smith. Mr. Smith, a Harvard graduate, was attempting to ask the Chairman a question about the poison pill proposal; Mr. Logue refused to even permit Mr. Smith to ask the question. Several hours after the Annual Meeting ended at State Street, Mr. Smith was led into the Boston Municipal Court, handcuffed and in leg irons, for his arraignment.

The criminal trespass charge against Mr. Smith is still pending in the Boston Municipal Court. Mr. Smith's booking information, mug shot, and docket number are available at the following URL: [link to external website redacted by author]. The clerk's contact information is included; the clerk's office can also provide audiotapes of the public proceedings in the case so far, for a fee. The next public hearing in the matter is scheduled to take place on October 19th. Mr. Smith faces up to thirty days in jail, and/or a fine, if convicted of the misdemeanor charge.

Strong Support for the Poison Pill Proposal Does Not Convince State Street's Directors

In spite of Mr. Jorstad's ejection from the meeting, the poison pill proposal passed by an overwhelming margin, as shown in the Corporation's latest Form 10-Q.

Whereas more than 192.5 million shares voted in favor of the proposal, only 54 million shares voted against it. The shares voted in favor of the proposal comprised approximately 57.9% of the total shares outstanding, and 78.1% of the "yes-no" vote. By contrast, the shares voted against the proposal only amounted to 16.25% of the total shares outstanding, and 21.9% of the "yes-no" vote. Even so, Mr. Logue declared at the meeting that the Board of Directors and he have no intention of changing their stance on the poison pill.

Just before he was ejected from the meeting, Mr. Jorstad read a statement in support of the poison pill proposal. Thanking "those shareholders who are here today who joined me in voting for this item of business," Mr. Jorstad went on to take particular issue with how the Board of Directors portrayed Institutional Shareholder Services' position on poison pills. The text of his prepared statement is available here, along with questions that Mr. Smith and he prepared to ask at the meeting: [link to external website redacted by author]. (1)

The SEC's New Proxy Voting Disclosure Rule Is a Boon to Corporate Governance

Thanks to the new SEC rule requiring many institutional investors to disclose their annual proxy voting records, Mr. Jorstad is now able to thank many of his fellow shareholders by name. The list below, believed to be current and complete as of August 31st, is taken from the Form N-PX's filed by these institutions with the SEC by August 31st of each year, unless otherwise noted (e.g., many socially-responsible funds took a leadership role, voluntarily disclosing their proxy voting records years before the new regulatory requirement; many of these socially-responsible funds continue to voluntarily publish their proxy voting records today, and are therefore included below as noted).

While extending his sincere thanks to all fund families that voted to support the poison pill proposal, Mr. Jorstad calls special attention to the voting pattern of the Vanguard family of funds, shown below, and singles that fund family out for special thanks and praise.

Besides voting to support his poison pill proposal, the Vanguard family of funds also withheld votes from the Directors who sit on State Street's Executive Compensation Committee (the "ECC"). Like the Vanguard funds, Mr. Jorstad has also expressed his own concerns about the ECC in his SEC filings (e.g., calling attention to the undisclosed relationship between Mr. Darehshori and Mr. Logue's brother, George Logue, and calling attention to the ECC's alleged inattention in the Alan John Brown matter, which is now the subject of litigation).

While the exact nature of Vanguard's dissatisfaction with these Director candidates is unclear from the fund family's filings, Mr. Jorstad praises Vanguard's vigilant vote - the fund trustees and managers sent a clear and unmistakable signal to other shareholders, and to State Street's Board of Directors.

The four members of the ECC are listed in State Street's most recent proxy filings. They are: Robert E. Weissman, Committee Chair (Mr. Weissman is also the Corporation's Lead non-management Director), Nader F. Darehshori, Linda A. Hill, and Richard P. Sergel. The Vanguard funds' voting pattern in withholding votes from these four candidates is clear and unmistakable, Jorstad contends.

* Multiple funds were reported on same form N-PX (sometimes splitting their vote)

** Reported on the fund's website, rather than in a Form N-PX. [external URLs redacted]

*** It appears that even fund managers at State Street voted in favor of the proposal

* Activa Mutual Fund Trust
* ABN AMRO Funds *
* Accessor Funds
* Advance Capital I *
* Advantus Series Fund
* Advisors Inner Circle Fund
* Aegon/Transamerica Series Trust *
* AIM Counselor Series Trust
* AIM Equity Funds
* AIM Investment Funds
* AIM Funds Group
* AIM Sector Funds
* AIM Stock Funds
* AIM Variable Insurance Funds
* Allegiant Funds
* Allianz Variable Insurance Products Trust *
* Alliance VIP Fund of Funds Trust
* AllianceBernstein Growth & Income Fund
* AllianceBernstein Portfolios
* American Century Capital Portfolios
* American Century Mutual Funds *
* American Century Quant. Equity Funds
* American Century Strategic Asset Allocations *
* American Century Variable Portfolios
* American Funds Insurance Series *
* American Skandia Trust
* Atlantic Whitehall Funds Trust
* AXA Enterprise Multimanager Funds Trust
* AXA Premier VIP Trust
* Bank of New York Hamilton Funds
* Barclays Global Investor Funds
* Blackrock Funds *
* Brazos Mutual Funds
* Calamos Investment Trust *
* Calamos Strategic Total Return Fund
* California Investment Trust II
* Calvert Impact Fund
* Calvert Variable Series
* Calvert Social Index Series
* Christian Brothers Investment Services**
* Citizens Funds *
* Clearwater Investment Trust
* CNI Charter Funds *
* Columbia Funds Institutional Trust *
* Columbia Funds Series Trust I *
* Columbia Funds Variable Insurance Trust *
* Cornerstone Total Return Fund
* Cornerstone Strategic Value Fund
* Coventry Group *
* Davis New York Venture Fund
* Davis Variable Account Fund
* Diversified Investors Portfolio
* Domini Social Trust
* Dreyfus Founders Funds *
* Dreyfus Index Funds
* Dreyfus Investment Portfolios
* Dreyfus/Laurel Funds
* Dreyfus Stock Index Fund
* Dryden Index Series Fund
* DWS Equity 500 Index Portfolio
* DWS Institutional Funds
* DWS Investment Trust
* DWS Investments VIT Funds
* E*Trade Funds
* Eclipse Funds *
* Eclipse Funds Inc. *
* Enhanced S&P 500 Covered Call Fund
* EQ Advisors Trust *
* Evergreen Select Equity Trust
* Evergreen Equity Trust *
* Evergreen Variable Annuity Trust *
* Excelsior Funds
* FAM Variable Series Funds *
* Fidelity Advisor Asset Allocation Fund
* Fidelity Advisor Balanced Fund
* Fidelity Advisor Equity Growth Fund
* Fidelity Advisor Equity Income Fund
* Fidelity Advisor Equity Value Fund
* Fidelity Advisor Financial Services Fund
* Fidelity Advisor Growth & Income Fund
* Fidelity Advisor Large Cap Fund
* Fidelity Advisor Value Fund
* Fidelity Advisor Value Leaders Fund
* Fidelity Asset Manager: Aggressive
* Fidelity Balanced Fund
* Fidelity Blue Chip Growth Fund
* Fidelity Blue Chip Value Fund
* Fidelity Equity-Income Fund
* Fidelity Equity-Income II Fund
* Fidelity Global Balanced Fund
* Fidelity Large Cap Stock Fund
* Fidelity Magellan Fund
* Fidelity New Millennium Fund
* Fidelity Growth Company Fund
* Fidelity Growth and Income II Portfolio
* Fidelity Puritan Fund
* Fidelity Select Banking Portfolio
* Fidelity Select Brokerage & Investment Management Portfolio
* Fidelity Select Business Services and Outsourcing Portfolio
* Fidelity Select Financial Services Portfolio
* Fidelity Spartan 500 Index Fund
* Fidelity Spartan Total Market Index Fund
* Fidelity Spartan U.S. Equity Index Fund
* Fidelity Stock Selector Fund
* Fidelity Strategic Dividend & Income Fund
* Fidelity Trend Fund
* Fidelity Value Fund
* Fidelity Value Discovery Fund
* Fidelity VIP Balanced Portfolio
* Fidelity VIP Financial Services Portfolio
* Fidelity VIP Growth Portfolio
* Fidelity VIP Index 500 Portfolio
* Fidelity VIP Value Portfolio
* Fidelity Worldwide Fund
* Fifth Third Funds *
* First American Investment Funds *
* First Investors Focused Equity Fund
* First Investors Life Series Funds *
* Forward Funds *
* Foxby Corp
* Franklin Managed Trust
* Franklin Templeton Variable Insurance Products Trust
* Fundamental Investors Inc.
* Gabelli Asset Fund
* Gabelli Blue Chip Value Fund
* Gabelli Equity Trust
* Gabelli Global Series Funds
* Gabelli Growth Fund
* Gartmore Mutual Funds *
* Gartmore Variable Insurance Trust *
* GE Institutional Funds *
* GE Investment Funds S&P 500 Index Fund *
* Goldman Sachs Variable Insurance Trust
* Growth Fund of America
* Guardian Variable Contracts Funds
* Guidestone Funds *
* Harbor Fund
* Hartford HLS Series Fund II
* Hartford Mutual Funds *
* Hartford Mutual Funds II
* Hartford Series Fund *
* Icon Funds
* ING Equity Trust *
* ING GET Fund *
* ING Investors Trust *
* ING Partners, Inc. *
* ING Series Fund *
* ING Variable Insurance Trust *
* ING Variable Portfolios
* Investors Bank & Trust Master Investment Portfolio
* ISI Strategy Fund
* IXIS Advisor Funds Trust I *
* Janus Adviser Series *
* Janus Aspen Series *
* Janus Investment Fund
* Jefferson Pilot Variable Fund *
* Jennison U.S. Emerging Growth Fund *
* JNL Series Trust *
* JNL Variable Fund
* John Hancock Bank & Thrift Opportunity Fund
* John Hancock Capital Series *
* John Hancock Equity Trust
* John Hancock Financial Trends Fund
* John Hancock Investment Trust II *
* JP Morgan Institutional Trust
* JP Morgan Series Trust II
* JP Morgan Trust I *
* JP Morgan Trust II
* Kopp Funds
* Large Cap Growth Portfolio
* Legg Mason Partners Fundamental Value Fund
* Legg Mason Partners Investment Fund *
* Legg Mason Partners Investment Series
* Legg Mason Partners Trust II
* Legg Mason Partners Variable Portfolios I
* Legg Mason Partners Variable Portfolios II
* Legg Mason Partners Variable Portfolios IV *
* Lincoln Variable Insurance Products Trust
* Mainstay Funds *
* Mainstay VP Series Fund *
* Maxim Series Fund *
* Mason Street Funds
* MassMutual Premier Funds *
* MassMutual Select Funds *
* Master Large Cap Series Trust
* McMorgan Funds *
* MetLife Investment Funds *
* Metropolitan Series Fund II
* MFS Series Trust V
* MGI Funds
* MLIG Variable Insurance Trust
* MMA Praxis Mutual Funds *
* MML Series Investment Fund *
* MML Series Investment Fund II *
* Morgan Stanley Allocator Fund
* Morgan Stanley Balanced Growth Fund
* Morgan Stanley Balanced Income Fund
* Morgan Stanley Equally-Weighted S&P 500 Fund
* Morgan Stanley Financial Services Trust
* Morgan Stanley Fundamental Value Fund
* Morgan Stanley Income Builder
* Morgan Stanley Institutional Fund Inc.
* Morgan Stanley Institutional Fund Trust
* Morgan Stanley KLD Social Index Fund
* Morgan Stanley S&P 500 Index Fund
* Morgan Stanley Select Dimensions Invest. Series *
* Morgan Stanley Total Market Index Fund
* Morgan Stanley Variable Investment Series *
* MTB Group of Funds
* Munder Series Trust
* Mutual of America Institutional Funds *
* Mutual of America Investment Corp *
* Neuberger Berman Advisers Management Trust *
* Neuberger Berman Equity Funds *
* New Covenant Funds
* Nicholas Applegate Institutional Funds
* North Track Funds
* Northwestern Mutual Series Fund *
* Ontario Municipal Employees' Retirement Systems (OMERS) **
* Oppenheimer Bond Fund
* Oppenheimer High Income Fund/VA
* Oppenheimer Main Street Funds
* Oppenheimer Main Street Opportunity Fund
* Oppenheimer Panorama Series Fund
* Optimum Fund Trust
* Pacific Funds
* Pacific Select Fund *
* Park Avenue Portfolio *
* Penn Series Funds *
* Pension and Health Benefits of the United Methodist Church **
* Phoenix Asset Trust
* Phoenix Edge Series Fund *
* Phoenix Insight Funds
* Pioneer Equity Income Fund
* Pioneer Fund
* Pioneer Protected Principal Trust
* Pioneer Series Trust II *
* Pioneer Variable Contracts Trust *
* Primecap Odyssey Funds
* Principal Variable Contracts Fund *
* Prudential Series Fund *
* Putnam Equity Income Fund
* Putnam Funds Trust
* Putnam Investors Fund
* Putnam Tax Smart Funds Trust
* Putnam Variable Trust *
* RBB Fund
* Reynolds Funds
* Riversource Investment Series
* Riversource Large Cap Series *
* Riversource Managers Series *
* Riversource Market Advantage Series
* Riversource Variable Portfolio Investment Series *
* Riversource Variable Portfolio Managed Series
* Riversource Variable Portfolio Select Series
* Russell Investment Company *
* Russell Investment Funds
* S&P Covered Call Fund
* S&P Geared Fund
* S&P Protected Equity Fund
* Salomon Brothers Series Funds
* SBL Fund *
* Schwab Annuity Portfolios *
* Schwab Capital Trust *
* Schwab Investments
* SEI Index Funds
* SEI Institutional Investments Trust *
* SEI Institutional Managed Trust *
* Select Sector SPDR Trust ***
* Selected American Shares
* Sentinel Variable Products Trust
* State Farm Variable Product Trust
* State Street Master Funds (Equity 500 Index Portfolio) ***
* Steward Funds *
* STI Classic Funds *
* STI Classic Variable Trust
* Stonebridge Funds
* Strategic Partners Asset Allocation Fund *
* Strategic Partners Mutual Funds *
* Strategic Partners Style Specific Funds
* streetTRACKS Series Trust ***
* Sun Capital Advisers Trust *
* T. Rowe Price Balanced Fund
* T. Rowe Price Blue Chip Growth Fund
* T. Rowe Price Capital Opportunity Fund
* T. Rowe Price Diversified Mid-Cap Growth Fund
* T. Rowe Price Dividend Growth Fund
* T. Rowe Price Equity Income Fund
* T. Rowe Price Equity Series *
* T. Rowe Price Financial Services Fund
* T. Rowe Price Growth & Income Fund
* T. Rowe Price Growth Stock Fund
* T. Rowe Price Index Trust *
* T. Rowe Price Institutional Equity Funds *
* T. Rowe Price Personal Strategy Funds *
* T. Rowe Price Tax-Efficient Funds *
* T. Rowe Price Value Fund
* Target Portfolio Trust
* Tax Managed Growth Portfolio
* Thrivent Mutual Funds *
* Thrivent Series Fund *
* TIAA-CREF Life Funds *
* TIAA-CREF Mutual Funds *
* TIAA Separate Account VA-1
* Transamerica IDEX Mutual Funds *
* Travelers Series Trust *
* UMB Scout Funds
* UBS Index Trust
* Universal Institutional Funds
* US Global Investors Funds
* USAA Investment Trust *
* USAA Life Investment Trust *
* USAA Mutual Fund *
* Value Line Convertible Fund
* Van Kampen Equity & Income Fund
* Van Kampen Growth & Income Fund
* Van Kampen Life Investment Trust
* Van Kampen Series Fund
* Vanguard 500 Index Fund
* Vanguard Asset Allocation Fund
* Vanguard Balanced Index Fund
* Vanguard Dividend Growth Fund
* Vanguard Equity Income Fund
* Vanguard Financials Index Fund
* Vanguard FTSE Social Index Fund
* Vanguard Growth Index Fund
* Vanguard Institutional Index Fund
* Vanguard Institutional Total Stock Market Index Fund
* Vanguard Large-Cap Index Fund
* Vanguard Morgan Growth Fund
* Vanguard Primecap Fund
* Vanguard Structured Large-Cap Equity Fund
* Vanguard Tax-Managed Balanced Fund
* Vanguard Tax-Managed Capital App. Fund
* Vanguard Tax Managed Growth & Income Fund
* Vanguard Total Stock Market Index Fund
* Vanguard U.S. Growth Fund
* Vanguard U.S. Value Fund
* Vanguard Var. Ins. Fund - Balanced Portfolio
* Vanguard Var. Ins. Fund - Equity Index Portfolio
* Vanguard Var. Ins. Fund - Equity Income Portfolio
* Vanguard Var. Ins. Fund - Growth Portfolio
* Vanguard Wellington Fund
* Victory Portfolios
* Wells Fargo Advantage Asset Allocation Fund
* Wells Fargo Advantage Funds *
* Wells Fargo Advantage Specialized Financial Services Fund
* Wells Fargo Dow Jones Target Funds *
* Wells Fargo Master Trust *
* Wells Fargo Variable Trust *
* Westcore Trust
* Wilshire Mutual Funds *
* Wilshire Variable Insurance Trust
* Women's Equity Fund
* WT Mutual Fund

Jorstad notes: "State Street's PR group routinely trumpets the tagline that the company services sophisticated investors worldwide. Well, as the list above shows, a lot of very sophisticated investors think that the poison pill proposal had merit, and disagreed with the position taken by the Board of Directors in their proxy materials this year. In 2004, the Board of Directors waited eight months before heeding the majority shareholder vote to de-stagger the board and reinstitute annual director elections. This year, not only a majority of the yes-no vote favored this proposal, but an outright majority of the shares outstanding. What are they waiting for - a binding proposal vote at the Proposed Special Meeting?"

Why Hold a Special Meeting? Updating the Corporation's Governing Documents Will Give Shareholders More Effective Checks and Balances to Guard Their Investment

In 2004, reacting to widespread corporate scandals and modern corporate governance initiatives, the Massachusetts Legislature passed a sweeping overhaul of the state's corporate statute, which governs the affairs of Massachusetts-based corporations such as State Street. The new law, the Massachusetts Business Corporation Act, grants shareholders many new rights -- but in many cases, requires a corporation's governing documents to be amended in order to fully take advantage of these new powers.

For example, the new statute allows shareholders to opt to participate in meetings remotely -- lowering the cost and inconvenience of traveling to the meeting in person. State Street's annual meetings are always held the third Wednesday in April, just after tax season and the Boston Marathon, which is held every year on the third Monday in April. This timing -- mid-week, during Boston Marathon week -- unnecessarily burdens shareholders, according to Mr. Jorstad, who says, "The annual meeting date seems to be deliberately designed to discourage shareholders from attending or participating, especially those coming from out of town. A Monday, Friday, or Saturday meeting would be more convenient. After all, Berkshire Hathaway's annual meetings are held over an entire weekend, and seem designed to facilitate communication between the company's owners and management."

The new statute also includes provisions whereby beneficial owners -- those holding their shares in "street name" through their brokerage, bank, or other intermediary or nominee -- can be recognized by a corporation as its true shareholders, instead of the intermediaries or nominees. This ensures that shareholder lists (described by one source as "the line of scrimmage" in proxy contests) are more accurate and complete -- "facilitating easier communication among shareholders about their mutual investment and the Corporation's affairs," according to Jorstad.

Mr. Jorstad points out that the Board of Directors has acted quickly to adopt new By-laws in the past, when the Massachusetts Legislature has enacted new statutory opt-in provisions that are director-friendly.

For example, when the Legislature passed an emergency statute in April 1990 to allow Massachusetts boards to stagger themselves into three classes, and to restrict shareholders' ability to remove directors only "for cause" -- widely regarded as entrenchment and anti-takeover devices -- the State Street Board of Directors wasted no time, acting within mere months of that enactment to amend the By-laws to stagger themselves and to restrict the shareholders' removal power. (2)

Only in 2004 did the Board finally reverse course, reinstituting annual elections for all Directors (while still preserving the restriction on shareholders' removal power). Their reversal of course came after they staunchly opposed Mr. Jorstad's proposals on the matter from 2002 to 2004.(3)

But when it comes to the shareholder-friendly provisions that the Massachusetts Legislature has more recently enacted, Mr. Jorstad points out that the State Street Board of Directors has been much slower to act: "More than two years have passed now. What are they waiting for? There has been more than enough time for them to study and implement these shareholder-friendly provisions. They're running the company under outdated governing documents. The Massachusetts Legislature modernized the state's corporate laws to take into account modern technology, and contemporary concerns about corporate scandals. In my opinion, it's like they're running the company using the Articles of Confederation, instead of the newer, more practical Constitution."

Why Remove Directors? More Than "Resume Independence" Is Necessary for Good Governance,
Jorstad Says; Cites Chairman's Relationship with Executive Compensation Committee Member

"When Mr. Logue instructed plainclothes police officers and State Street security forces to remove me from the meeting, I was stunned that the Directors did nothing to intervene. I was elated that the poison pill proposal had done so well, and never imagined that any definition of fairness would allow me to be ejected from the meeting, with the Directors looking on. Treating owners in such a fashion is not my idea of good governance practices."

Jorstad adds that Mr. Logue seemed particularly angry to receive a question about the business relationships between his brother, George A. Logue, and one of State Street's "independent" Directors, Nader F. Darehshori: "Mr. Darehshori sits on State Street's Executive Compensation Committee, which passes judgment on Ronald Logue's compensation. He also sits on the Nominating and Corporate Governance Committee, which played a critical role in selecting the new CEO in 2004. I think this is relevant information, and I think it should have been disclosed to shareholders long before the 2006 Annual Meeting. After all, the shareholders were asked to re-elect Mr. Darehshori and Mr. Logue, and we were asked to approve the terms of a senior executive incentive plan that will be administered by Mr. Darehshori and the other members of the Executive Compensation Committee, making annual awards to Mr. Logue and other senior executives."

Mr. Darehshori and George Logue are one of only four directors of a company called Cambium Learning. (4) Before that, both were senior executives at Houghton-Mifflin -- Mr. Darehshori was Chairman, President, and CEO, and George Logue was an Executive Vice President, according to the Houghton Mifflin proxy statement for 2000. (5)

"Shareholders should not be worried that raising these independence questions will get them booted out of a stockholders' meeting," Jorstad says. "It is an entirely appropriate line of inquiry to ask whether Mr. Darehshori's actions with respect to Ronald Logue -- including Mr. Logue's selection as CEO and his compensation packages -- have in any way been influenced by his relationship with George Logue. For instance, does George Logue help set Mr. Darehshori's compensation package at Cambium Learning? I think a reasonable shareholder would think that disclosure of this business relationship was warranted in State Street's proxy materials."

Citing this lack of disclosure, Jorstad adds, "I think removal of one or more Directors is warranted. In the wake of Sarbanes-Oxley, and in the wake of court cases and enforcement actions where corporate boards have been found in the wrong for failing to disclose certain relationships, it is entirely appropriate for the shareholders of this company to at least consider whether some of these disclosure issues warrant an exercise of the shareholders' power of removal."

Mr. Jorstad points to the cease and desist order the SEC issued with regard to the Disney board's undisclosed relationships,(6) and also points to the settlement of derivative litigation aimed at alleged executive compensation abuses at Abercrombie and Fitch.(7)

Record Date for Other Shareholders to Apply for the Proposed Special Meeting

Finally, Mr. Jorstad states that the Corporation has not responded to his application to call the Proposed Special Meeting, and has ignored his follow-up letters since. Those letters may be found here: [link to external URL redacted by author].

"Unless the Directors inform me otherwise, I believe that shareholders of record as of the date of my demand, August 9th, are entitled to join that demand."

Forty percent of the outstanding shares must submit one or more such written demands to compel the calling of a special meeting, according to Jorstad. While that barrier may sound high, Jorstad points out that he has twice garnered at least that much support for his proposals: "More than forty percent of the outstanding shares voted to de-stagger the board and reinstitute shareholders' full removal powers in 2004, and more than half of the corporate electorate voted this year to support the poison pill proposal. Just as the Founders figured out that the Articles of Confederation weren't working and called a Constitutional Convention, the shareholders of State Street can act in their own best interests to take advantage of the new, modern, shareholder-friendly features of the Massachusetts Business Corporation Act."

Jorstad adds: "The Directors' and officers' silence since my demand to call the Proposed Special Meeting leads me to believe that they may not be amenable to discussing or making these changes. It also remains to be seen whether the incumbent management will turn over information such as shareholder lists, which are vital to get the word out to other shareholders."

How Do Other Shareholders Add Their Names to the Petition to Call the Special Meeting?

The new Massachusetts Business Corporation Act says that: "in the case of a public corporation, unless otherwise provided in the articles of organization or bylaws, if the holders of at least 40 per cent of all the votes entitled to be cast on any issue to be considered at the proposed special meeting sign, date, and deliver to the corporation's secretary one or more written demands for the meeting describing the purposes for which it is to be held." (8)

The Corporation's By-laws, filed as an exhibit to its 2004 Annual Report,(9) say that: "Special meetings of the stockholders may be called at any time by the chairman or by the Board of Directors and shall be called by the clerk, or in the case of the death, absence, incapacity or refusal of the clerk, by any other officer, upon written application of one or more stockholders who hold at least forty percent of the capital stock entitled to vote thereat. Such application shall specify the purpose or purposes for which the meeting is to be called and may designate the place, date and hour of such meeting, provided, however, that no such application shall designate a date not a full business day or an hour not within normal business hours as the date or hour of such meeting without the approval of the chairman or the Board of Directors."

For more information, please visit: [link to external URL redacted by author].

###

Editor's Note: Mr. Jorstad's biographical sketch is available here: [link to external URL redacted by author]. Today's press release replaces the press release dated Friday, August 25th, updating the list of Form N-PX's supporting the poison pill proposal, and providing live hyperlinks to source materials located on the SEC's EDGAR database.

1. Mr. Logue did not permit all questions to be asked.

2. As set forth in proxy materials that Mr. Jorstad filed in 2004, the Legislature passed the emergency statute in April 1990. As shown in State Street's by-laws, as amended through 1997, the Board hastened to stagger itself and change the removal requirements by September 1990: [link to external URL redacted by author].

3. "Directors Feel the Heat," by Steve Syre, Boston Globe, December 23, 2004. [external URL redacted.] See also the Corporation's proxy filings for 2002 to 2004 for the full text of the Board's opposition arguments.

4. [link to Massachusetts Commonwealth Secretary's corporate filings database, a public record, redacted]

5. The Houghton-Mifflin materials are located here. See also the Cambium website: [link to external site redacted by author].

6. SEC Charges the Walt Disney Company for Failing to Disclose Relationships Between Disney and Its Directors. See also the SEC's Administrative Proceeding order.

7. See the Form 8-K filed by Abercrombie & Fitch, dated April 13, 2005, and contemporary news accounts.

8. [link to external website containing the public laws of Massachusetts, Chapter 156D, Section 7.02, redacted]

9. .http://www.sec.gov/Archives/edgar/data/93751/000114544305000253/exhibit3_2.htm

Important Information: Patrick A. Jorstad plans to file a proxy statement with the Securities and Exchange Commission relating to a solicitation of proxies from the stockholders of State Street Corporation in connection with a Proposed Special Meeting of Stockholders, if that Special Meeting is called as proposed. State Street's annual meeting ordinarily takes place the third Wednesday of April each year. SECURITY HOLDERS ARE ADVISED TO READ THAT PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement, along with any other relevant documents that are filed, will be available for free at the SEC's website, www.sec.gov. Mr. Jorstad is the beneficial owner of approximately 331 shares of State Street's common stock, as of August 25, 2006.